UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ANORMED INC.
(Name Of Subject Company (Issuer))

GENZYME CORPORATION
DEMATAL CORP.
(Names of Filing Persons (Offerors))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

035910108
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$379,619,854.65	$40,619.32

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 44,399,983 outstanding common shares, no par value, of AnorMED Inc. for the expected consideration in the tender offer of $8.55 per share. Such number of outstanding shares represents the total of 41,660,411 common shares outstanding as of August 28, 2006 and 2,739,572 common shares subject to options as of August 28, 2006 (in each case, as reported in AnorMED Inc.'s press release filed on Form 6-K on August 28, 2006).

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.0107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,619.32
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	September 1, 2006

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2006 (as previously amended and supplemented, the "Schedule TO") relating to a tender offer by Dematal Corp, a Nova Scotia unlimited company (the "Offeror") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Parent"), to purchase all the outstanding common shares, no par value, (the "Shares"), of AnorMED Inc., a Canadian corporation (the "Company"), at a purchase price of $8.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated September 1, 2006 (as previously amended and supplemented, the "Offer to Purchase" and the "Circular," respectively, and together, the "Offer to Purchase and Circular") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, constitute the "Offer").

ITEM 11. ADDITIONAL INFORMATION

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        On October 10, 2006, the Offeror sent the Company a proposal indicating it was prepared to increase the Offer price per Share from $8.55 to $13.50. The Offeror's proposal is contingent upon the Company determining by 4:00 p.m. Vancouver time on October 11, 2006 that the Offeror's proposal constitutes a "Superior Proposal," as defined in the support agreement between the Company and Millennium Pharmaceuticals, Inc. Should the Company make such a determination, the Offeror's proposal is contingent upon the Company executing a support agreement with the Offeror by 5:30 p.m. Boston time on October 17, 2006. If the Company executes a support agreement with the Offeror before the deadline, the Offeror would formally increase the Offer price to $13.50 and extend the Offer until 8:00 a.m. Vancouver time on November 1, 2006. A copy of the press release issued by the Parent announcing these developments is attached as Exhibit (a)(9) hereto and incorporated by reference. A copy of the Offeror's letter indicating its proposed increase in Offer price is attached as Exhibit (d)(2) hereto and incorporated by reference.

ITEM 12. EXHIBITS

        See Exhibit Index immediately following the signature page.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: October 10, 2006
	By:	/s/ PETER WIRTH Name: Peter Wirth Title: Executive Vice President

DEMATAL CORP.
Dated: October 10, 2006
	By:	/s/ GEORGES GEMAYEL Name: Georges Gemayel Title: Vice President

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EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase for Cash and Circular dated September 1, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.*
(a)(7)	Summary Advertisement published in the Wall Street Journal, the Globe and Mail and La Presse on September 1, 2006.*
(a)(8)	Press Release issued by Genzyme Corporation dated October 6, 2006.*
(a)(9)	Press Release issued by Genzyme Corporation dated October 10, 2006.
(a)(10)	Notice of Variation and Extension, dated October 10, 2006.
(b)	None.
(d)(1)
Confidentiality Agreement dated October 4, 2006 among Genzyme Corporation, Dematal Corp. and AnorMED Inc. (incorporated by reference from Exhibit (e)(1) to Amendment No. 11 to AnorMED's Solicitation/Recommendation statement on Schedule 14D-9, filed on October 5, 2006)*
(d)(2)	Acquisition Proposal letter by Dematal Corp. and Genzyme Corporation, to AnorMED Inc., dated October 10, 2006.
(g)	None.
(h)
Opinion of Osler, Hoskin & Harcourt LLP (incorporated by reference from Offer to Purchase and Circular filed herewith as Exhibit (a)(1) under the heading "Certain Canadian Federal Income Tax Considerations").*

*
Previously filed.

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